EXHIBIT 23.2




                       CONSENT OF INDEPENDENT AUDITORS




The Board of Directors
College Bound Student Alliance, Inc.

We consent to the use of our reports dated October 5, 2000, relating to the consolidated balance sheets of College Bound Student Alliance, Inc. and subsidiaries as of July 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the balance sheets of College Resource Management, Inc. as of July 31, 2000 and 1999, and the related statements of operations, changes in stockholders' deficit and cash flows for the years then ended included herein and to the reference to our firm under the heading "Experts" in the prospectus.


                                  /s/ KPMG LLP

                                  KPMG LLP


Denver, Colorado
July 31, 2001